SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.
Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2006 and for the six months ended December 31, 2006 and 2005 and Operating and Financial Review and Prospects for the six months ended December 31, 2006 and December 31, 2005.

ITEM 1

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006
IN AUSTRALIAN DOLLARS

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)
(Unaudited)

		December 31,	June 30,
		2006	2006
	Note
Current Assets
Cash and cash equivalents		11,531,143	10,013,778
Trade and other receivables		149,568	194,161
Other current assets		215,555	110,832

Total Current Assets		11,896,266	10,318,771

Non Current Assets
Property and equipment, net of accumulated depreciation of A$539,198 and A$508,972 respectively		75,349	102,375

Total Non Current Assets		75,349	102,375

Total Assets		11,971,615	10,421,146

Current Liabilities
Trade and other payables		1,033,592	1,538,358
Provisions		127,328	76,672

Total Current Liabilities		1,160,920	1,615,030

Non-Current Liabilities
Other financial liabilities	7	2,591,411	928,692
Provisions		56,561	76,766

Total Non-Current Liabilities		2,647,972	1,005,458

Total Liabilities		3,808,892	2,620,488

Commitments and Contingencies	5

Net Assets		8,162,723	7,800,658

Equity
Issued and unissued capital
December 31, 2006: 150,253,728 fully paid ordinary shares	8	53,786,086	46,274,127
June 30, 2006: 128,144,260 fully paid ordinary shares
Reserves	9	3,512,968	2,867,249
Accumulated deficit during the development stage		(49,136,331)	(41,340,718)

Total Equity		8,162,723	7,800,658

The accompanying notes are an integral part of the condensed consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)
(Unaudited)

		Six months ended December 31,

	Note	2006	2005
Revenue		236,869	433,925
Other income		-	288,263

Research and development expenses		(2,617,441)	(3,579,329)
Personnel expenses		(2,178,272)	(1,548,113)
Intellectual property expenses		(236,989)	(301,436)
Auditor fees		(87,182)	(36,394)
Travel expenses		(157,951)	(81,749)
Public relations and marketing expenses		(139,847)	(94,294)
Depreciation expenses		(30,226)	(26,521)
Other expenses		(540,752)	(399,454)
Foreign exchange gain/(loss)		(381,103)	243,019
Loss on fair valuation of financial liabilities	7	(1,662,719)	(283,952)

Loss before income tax expense		(7,795,613)	(5,386,035)

Income tax expense		-	-

Loss for the period		(7,795,613)	(5,386,035)

Loss per share (basic and diluted) (cents)		(5.94)	(4.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		131,180,788	127,963,932

The accompanying notes are an integral part of the condensed consolidated financial statements.

On July 1, 2004 the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’). The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholder’s equity.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,

	2006	2005
Cash Flows from Operating Activities
Payments to suppliers and employees	(6,148,092)	(6,222,412)
Interest received	232,462	404,042
Government grant received	-	87,624

Net cash flows used in operating activities	(5,915,630)	(5,730,746)

Cash Flows from Investing Activities
Payments for purchase of equipment	(3,657)	(382)
Proceeds from sale of equipment	300	-

Net cash flows used in investing activities	(3,357)	(382)

Cash Flows from Financing Activities
Proceeds from issue of shares and options	7,783,485	-
Payment of share issue costs	(382,587)	(2,020)

Net cash flows (used in) / provided by financing activities	7,400,898	(2,020)

Net (decrease) / increase in cash and cash equivalents	1,481,911	(5,733,148)

Opening cash and cash equivalents brought forward	10,013,778	21,453,304

Exchange rate adjustments on the balance of cash and cash equivalents held in foreign currencies	35,454	(32,324)

Closing cash and cash equivalents carried forward	11,531,143	15,687,832

The accompanying notes are an integral part of the condensed consolidated financial statements.

On July 1, 2004 the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’). The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholder’s equity.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except number of shares)

	Number of Shares	Issued Capital	Accumulated Deficit During Development Stage	Share Based Payment Reserve	Total
Balance, June 30, 2004	115,984,380	40,681,945	(19,457,093)	-	21,224,852
Net loss	-	-	(10,293,031)	-	(10,293,031)
Issuance of shares in connection with exercise of options, net of issue costs	9,506,666	4,145,811	-	-	4,145,811
Non-cash issuance of warrants to consultants	-	-	-	453,563	453,563
Non-cash issuance of shares to consultants and directors	478,214	255,141	-	-	255,141
Non-cash issuance of shares for settlement of litigation	1,350,000	756,000	-	-	756,000
Non-cash issuance of options to directors and employees	-	-	-	1,704,734	1,704,734
Non-cash issuance of options to consultants	-	-	-	289,699	289,699
Balance, June 30, 2005	127,319,260	45,838,897	(29,750,124)	2,447,996	18,536,769
Net loss	-	-	(11,590,594)	-	(11,590,594)
Non-cash issuance of shares to consultants	825,000	435,230	-	-	435,230
Non-cash issuance of options to consultants	-	-	-	181,550	181,550
Non-cash issuance of options to directors and employees	-	-	-	76,470	76,470
Amortization of option expenses	-	-	-	161,233	161,233
Balance, June 30, 2006	128,144,260	46,274,127	(41,340,718)	2,867,249	7,800,658
Net loss	-	-	(7,795,613)	-	(7,795,613)
Issuance of shares in connection with capital raising, net of issue costs	22,014,468	6,114,195	-	-	6,114,195
Issuance of options in connection with capital raising	-	1,262,339	-	-	1,262,339
Issuance of shares in connection with exercise of options, net of issue costs	95,000	39,425	-	(39,425)	-
Non-cash issuance of options to directors and employees	-	-	-	119,813	119,813
Equity to be issued	-	96,000	-	487,791	583,791
Amortization of option expenses	-	-	-	77,540	77,540
Balance, December 31, 2006	150,253,728	53,786,086	(49,136,331)	3,512,968	8,162,723

The accompanying notes are an integral part of the condensed consolidated financial statements.

On July 1, 2004 the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (‘A-IFRS’). The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholder’s equity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1: Background

Prana Biotechnology Limited and its controlled entities: Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “consolidated entity”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the “Company”), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The U.K. and U.S. subsidiaries were incorporated in August 2004.

Note 2: Basis of Preparation

The general purpose financial report for the interim half year reporting period ended December 31, 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended June 30, 2006 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. See note 7 for details of a correction in error of application in prior year accounting policies in relation to financial liabilities.

Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at December 31, 2006, the consolidated entity has accumulated losses of A$49,136,331 and has incurred negative cash flows from operations of A$5,915,630 in the six months ended December 31, 2006. The consolidated entity has however experienced an increase in its cash position from A$10,013,788 at June 30, 2006 to A$11,531,143 at December 31, 2006 as a result of a A$7.78 million capital raising, before cost.

The consolidated entity has sufficient cash resources to fund the completion of the current Phase IIa clinical trial in Sweden based on currently estimated expenditure, investigating the safety and tolerability PBT2 for the treatment of Alzheimer’s Disease. The results of this trial are expected in the 4th quarter of the 2007 calendar year. However, to maintain the non-clinical trial activities of the consolidated entity for at least the next 12 months, additional funds will be required. Whilst there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs to the level of available cash resources over the next 12 months from the balance date. These financial statements have, therefore, been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The directors believe that the going concern basis of preparing is appropriate given the following reasons:

•
Since inception, the consolidated entity has been able to raise funds to pursue their research programs. To date, the consolidated entity has raised A$65m through the issue of equity and warrants, before costs and is presently in discussions with various potential institutional investors. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

Note 2: Basis of Preparation continued

•
In the event that additional funding is not obtained in the short term, the consolidated entity has the ability and intention to significantly reduce expenditure on research and development programs and other costs, (other than the current clinical trial mentioned above) until additional funding is raised.

Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to effectively manage expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

At this time, the directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at December 31, 2006. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 3: Dividends

The Company did not declare any dividends in the six months ended December 31, 2006.

Note 4: Segment Information

The consolidated entity’s activities are predominately within Australia and cover research into Alzheimer’s disease and other major age-related degenerative disorders.

Note 5: Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Note 6: Subsequent Events

There have been no events after the reporting date that have a material effect on this report.

Note 7: Financial Liabilities

	December 31, 2006		June 30, 2006
	No.	$	No.	$
Warrants over ADRs (1 ADR = 10 Ordinary Shares	3,000,000	2,591,411	3,000,000	928,692

Correction of error in relation to the accounting treatment of warrants in prior periods.

Following a meeting of shareholders on June 1, 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD$5.00 per ADR with a 3 for 4 attaching warrant. This issue raised USD$20million (AUD 28.9million) before costs. The warrants are convertible to ADRs on or before June 4, 2009 at an exercise price of USD$8.00 per warrant.

Under the historic version of Australian Generally Accepted Accounting Principles, as applicable for the Company at June 2004, the USD$20million was recorded in issued capital in an amount reflecting the proceeds received. No value was attributed to the warrants. Upon the conversion to Australian equivalents to International Financial Reporting Standards (A-IFRS) on July 1, 2005, the accounting treatment within the financial statements reviewed by the prior auditor was not altered.

Following a review of the financial statements as at December 2006, the Company has identified that the incorrect accounting treatment of this transaction has occurred under A-IFRS.

Note 7: Financial Liabilities continued

Under AASB 132 para 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contracts entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a financial liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board(“IASB”) to amend IAS 32. As the IASB declined to make any such amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants is required to be recognized as a financial liability at their fair value, reducing the issued capital recorded. Each reporting date the financial liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

At June 30, 2006 as a result of the correction previously presented non-current financial liabilities are increased by A$928,692, issued capital decreased by A$8,823,548 and accumulated losses decreased by A$7,894,856. In the six months to December 31, 2005 as a result of the correction a loss on financial liabilities of A$283,952 has been recorded in the income statement.

The basic and diluted loss per share of the company for the period ended June 30, 2006 has decreased by 0.10 cents to 9.05 cents.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of these contracts have been correctly and appropriately disclosed in prior period financial statements. In this regard, the Company has an obligation to issue its equity instruments, via ADR’s, to the warrant holders should they decide to exercise their warrants and remit USD$8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. Consequently, despite the revised classification of the warrants as liabilities, they do not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

Note 8: Issued and Unissued Capital

	December 31, 2006		June 30, 2006
	No.	$	No.	$
Fully paid ordinary shares	150,253,728	52,523,747	128,144,260	46,274,127
Options over fully paid ordinary shares	4,352,893	1,262,339	-	-
Total issued and unissued capital		53,786,086		46,274,127

During the half year ended December 31, 2006, the following movements in equity occurred:
Shares
* Acquisition of 250,000 ordinary shares by a consultant
* Issue of 21,764,468 ordinary shares to professional investors as part of a capital raising
* Issue of 95,000 ordinary shares to employees upon exercise of employee options under the 2004 ASX Plan
* Accrual for shares to be issued to a consultant

Options
* Issue of 4,352,893 options to professional investors as part of a capital raising

Note 9: Reserves - Share Based Payments

	December 31, 2006		June 30, 2006
	No.	$	No.	$
Options over fully paid ordinary shares	9,153,000	1,543,971	5,752,500	898,252
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Warrants over ADRs (1 ADR = 10 ordinary shares)	320,000	453,563	320,000	453,563
Total share based payments reserve		3,512,968		2,867,249

The share based payment reserve arises on the grant of options and/or issuance of warrants to directors, executives, consultants or employees. Amounts are transferred out of the reserve and into issued capital when the options and/or warrants are exercised.

During the half year ended December 31, 2006, the following movements in the share based payments reserve occurred:
Options
* Issue of 3,645,500 options to employees under the 2004 ASX Plan
* 95,000 employee options were exercised into ordinary shares under the 2004 ASX Plan
* 150,000 employee options issued under the 2004 ASX Plan lapsed when employees ceased employment with the company

Note 10: Reconciliation to U.S. GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Following the adoption of A-IFRS, the Company has concluded there are no significant accounting principle differences with respect to the Company when applying both A-IFRS and US GAAP. The following is a summary of net loss and loss per share prepared in accordance with US GAAP, which is the same as the net loss and net loss per share prepared in accordance with A-IFRS.

Reconciliation of net loss

	Six months ended December 31,
	2006	2005
Net loss in accordance with A-IFRS	(7,795,613)	(5,386,035)
	-	-
Net loss in accordance with U.S. GAAP	(7,795,613)	(5,386,035)

Loss per share in accordance with U.S. GAAP:
Basic and diluted loss per share (cents)	(5.94)	(4.21)
Weighted average shares - basic and diluted	131,180,788	127,963,932

Note 10: Reconciliation to U.S. GAAP continued

Reconciliation of shareholders’ equity

Following the adoption of A-IFRS, the Company has concluded there are no significant accounting principle differences with respect to the Company when applying both A-IFRS and US GAAP. The following is a summary of total equity prepared in accordance with US GAAP, which is the same as the total equity prepared in accordance with A-IFRS.

	December 31, 2006	June 30, 2006
Total equity in accordance with A-IFRS	8,162,723	7,800,658
	-	-
Total equity in accordance with U.S. GAAP	8,162,723	7,800,658

Roll forward analysis of shareholders’ equity under U.S. GAAP

Certain adjustments recorded directly to total equity differ in classification when applying A-IFRS and US GAAP. These classification differences do not result in a difference between total equity when prepared under both A-IFRS and US GAAP. The classification differences are described below.

			December 31,
			2006	2005

Balance in accordance with U.S. GAAP, beginning of period			7,800,658	18,536,769
Issuance of shares in connection with private placement, net of issue costs			6,114,195	-
Issuance of options in connection with private placement			1,262,339	-
Issuance of options to consultants for services rendered	(a	)	-	157,328
Issuance of options to employees and directors for services rendered	(a	)	645,719	74,622
Issuance of shares to consultants and directors for services rendered, net of issue costs	(a	)	135,425	303,229
Net loss in accordance with U.S. GAAP			(7,795,613)	(5,386,035)
Balance in accordance with U.S. GAAP, end of period			8,162,723	13,685,913

(a) Share-based compensation

Effective July 1, 2005, for U.S. GAAP purposes Prana adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123R”) which replaces SFAS 123 and supersedes APB 25. Under the modified prospective method of SFAS 123R, Prana applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; (ii) modified on or after July 1, 2005; and (iii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model (for options without market conditions) or Barrier Pricing model (for options with market conditions). The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

As a result of adopting SFAS 123R on July 1, 2005, Prana’s U.S. GAAP loss before income taxes and net loss for the half-year ended December 31, 2005 wasA$74,622 lower than if Prana had continued to account for share-based compensation to employees and directors under APB 25. The impact of adopting SFAS 123R did not have a material impact on basic and diluted loss per share, cash flows from operating activities and cash flows from financing activities for the half-year ended December 31, 2005.

Total U.S. GAAP share-based compensation costs charged to the statement of operations wasA$683,627 andA$535,179 for the half-years ended December 31, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

There are no U.S. GAAP reconciling items attributable to share-based compensation for the half-years ended December 31, 2006 and 2005 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share-based payments made to nonemployees, is de minimis.

Additional US GAAP Disclosures

(a) Other expenses from ordinary activities

The following table summarizes the other expenses from ordinary activities, as required by US GAAP:

	Six months ended December 31,
	2006	2005

Corporate compliance	149,097	41,446
Office expenses	303,015	235,188
Computer expenses	10,131	9,963
Insurance	78,509	112,418
Other expense	-	439

Total	540,752	399,454

Under A-IFRS, the consolidated entity classifies interest income as revenue. Under US GAAP, interest income is classified as non-operating income.

(b) Activity of Share Options Granted to Directors and Employees

The following table summarizes the activity of share options granted to directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the half-year ended December 31, 2006. No options were granted to directors and employees under the plan during the half-year ended December 31, 2005.

	Six months ended December 31, 2006		Six months ended December 31, 2005
	No of Options	Weighted average exercise price (A$)	No of Options	Weighted average exercise price (A$)
Outstanding at the beginning of the period	4,327,500	0.06	2,100,000	0.12
Granted	3,645,500	-	-	-
Exercised	95,000	-	-	-
Forfeited	150,000	-	-	-
Expired	-	-	-	-
Outstanding at the end of the period (a)	7,728,000	0.03	2,100,000	0.12
Exercisable at the end of the period	850,500	0.29	500,000	0.50

(a)
Of the options to purchase 7,728,000 ordinary shares outstanding as at December 31, 2006, options to purchase 6,377,500 ordinary shares have an exercise price of A$nil and a weighted average remaining contractual life of three years. Options to purchase 850,500 ordinary shares have an exercise price of A$nil and a weighted average remaining contractual life of 1½ years and seven half years for 312,500 and 538,00 options, respectively. The remaining options to purchase 500,000 ordinary shares have an exercise price of A$.50 with a weighted average remaining contractual life of 1 year.

Note 10: Reconciliation to U.S. GAAP continued

The weighted average grant date fair value of the options granted to directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan during the six months ended December 31, 2006 is A$0.36. The fair value was estimated at the date of the grant using the Barrier option pricing model (as the options had market conditions), with the following weighted average assumptions:

•	risk-free interest rate of 6%
•	no dividends
•	expected volatility of 100.87%
•	expected life of two years

Risk−free interest rate - This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which convert to full paid ordinary shares and the U.S. government bond rate has been used for options which convert to ADRs.

Dividend yield - Prana has never declared or paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

Expected volatility - Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.

Expected life - This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result the expected life is considered to equal the period from grant date to expiry date.

The following table summarizes the activity of share options granted to directors under the 2004 ADS Option Plan (adopted on November 17, 2004) during the half-years ended December 31, 2006 and 2005. Each option is exercisable for one ADR which equals ten shares.

	Six months ended December 31, 2006		Six months ended December 31, 2005
	No of ADRs	Weighted average exercise price (US$)	No of ADRs	Weighted average exercise price (US$)
Outstanding at the beginning of the period	380,000	5.00	380,000	5.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at the end of the period (b)	380,000	5.00	380,000	5.00
Exercisable at the end of the period	380,000	5.00	380,000	5.00

(b)	All options to purchase 380,000 ADRs outstanding as at December 31, 2006 have an exercise price of US$5.00 and a weighted average remaining contractual life of six years.

Note 10: Reconciliation to U.S. GAAP continued

The methodology for developing each of the assumptions is the same as that described above.

The following table summarizes the activity of share options granted to consultants during the half-years ended December 31, 2006 and 2005.

	Six months ended December 31, 2006		Six months ended December 31, 2005
	No of Options	Weighted average exercise price (A$)	No of Options	Weighted average exercise price (A$)
Outstanding at the beginning of the period	1,425,000	0.50	1,212,000	0.50
Granted	-	-	413,000	0.50
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	(200,000)	0.50
Outstanding at the end of the period (c)	1,425,000	0.50	1,425,000	0.50
Exercisable at the end of the period	1,425,000	0.50	1,291,667	0.55

(c)
Of the options to purchase 1,425,000 ordinary shares outstanding as at December 31, 2006, options to purchase 825,000 ordinary shares have an exercise price of A$0.50 and a weighted average remaining contractual life of one month. The remaining options to purchase 600,000 ordinary shares have an exercise price of A$0.50 with a weighted average remaining contractual life of one year.

The weighted average measurement date fair value of the options granted to consultants during the six months ended December 31, 2005 is A$0.35. The fair value was estimated at the measurement date using the Black-Scholes option pricing model, with the following weighted average assumptions:

•	risk-free interest rate of 5.50% for December 31, 2005
•	no dividends
•	expected volatility of 78% for December 31, 2005
•	expected life of one and half years for December 31, 2005

The methodology for developing each of the assumptions is the same as that described above (except that assumptions are estimated as of the measurement date rather than grant date).

During the half year ended December 31, 2006, the Company granted 4,352,893 unlisted options to investors as part of a capital raising with an exercise price of A$0.446 and a weighted average remaining contractual life of three years. No options have been exercised.

During the half year ended December 31, 2005, the Company granted 825,000 shares to consultants, with a weighted average grant date fair value of A$0.56. No shares were granted in the half year ended December 31, 2006.

During the half year ended December 31, 2006, the Company granted 95,000 shares to employees as a result of the exercise of options under the 2004 ASX Plan, with a weighted average grant date fair value of A$0.415. No shares were granted to employees in the half year ended December 31, 2005.

Note 10: Reconciliation to U.S. GAAP continued

The following table summarizes the activity of warrants granted to consultants during the half years ended December 31, 2006 and 2005:

	Six months ended December 31, 2006		Six months ended December 31, 2005
	Number of warrants	Weighted average exercise price (USD$)	Number of warrants	Weighted average exercise price (USD$)
Outstanding at the beginning of the period	320,000	8.00	320,000	8.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at the end of the period (e)	320,000	8.00	320,000	8.00
Exercisable at the end of the period	320,000	8.00	320,000	8.00

(e)	All 320,000 warrants outstanding and exercisable as of December 31, 2006 have an exercise price of USD$8.00 with a remaining contractual life of two and half years.

3,000,000 warrants were issued as part of the June 2004 capital raising. These warrants which are exercisable on or before June 4, 2009 at an exercise price of USD$8.00. These warrants are convertible to one ADR which is equal to ten ordinary fully paid shares. These warrants have been treated as financial liabilities, see note 7.

(c) Development Stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (November 11, 1997) to December, 2006 - A-IFRS basis:

Note 10: Reconciliation to U.S. GAAP continued

Period from inception of development stage (November 11, 1997) to December 31, 2006

Revenue	2,809,938
Other income	6,656,945

Research and development expenses	(26,708,085)
Research and development expenses - related party	(2,289,419)
Personnel expenses	(17,002,373)
Intellectual property expenses	(5,815,527)
Auditor fees	(984,416)
Travel expenses	(1,590,297)
Public relations and marketing expenses	(1,417,810)
Depreciation expenses	(539,198)
Amortization expenses	(461,760)
Other expenses	(5,282,286)
Other expenses - related party	(242,470)
Foreign exchange loss	(1,715,470)
Impairment of intangible assets	(786,240)
Gain on fair value of financial liabilities	6,232,137

Loss before income tax expense	(49,136,331)

Income tax expense	-

Loss for the period	(49,136,331)

Note 10: Reconciliation to U.S. GAAP continued

Cumulative consolidated cash flow statement form the inception of the development stage (November 11, 1997) to December 31, 2006 - A-IFRS basis:

Period from inception of development stage (November 11, 1997) to December 31, 2006

Cash Flows from Operating Activities
Payments to suppliers and employees	(51,901,964)
Payments to suppliers and employees - related party	(2,531,889)
Interest received	2,738,586
Government grant received	3,354,228
NASDAQ reimbursements received	231,304
Neuroscience Victoria monies received	3,093,750

Net cash flows used in operating activities	(45,015,985)

Cash Flows from Investing Activities
Proceeds from sale of equipment	675
Payments for purchase of equipment	(416,272)

Net cash flows used in investing activities	(415,597)

Cash Flows from Financing Activities
Proceeds from issue of shares and options	54,638,050
Payment of share issue costs	(4,051,661)
Proceeds from exercise of options	9,812,471
Payment for underwriting costs	(144,000)
Repayment of borrowings	(2,038,728)

Net cash flows provided by financing activities	58,216,132

Net decrease in cash and cash equivalents	12,784,550

Opening cash and cash equivalents brought forward	-
Exchange rate adjustments on cash and cash equivalents held in foreign currencies	(1,253,407)

Closing cash and cash equivalents carried forward	11,531,143

10. RECONCILIATION TO US GAAP (continued)

Equity issuances from the inception of the development stage (November 11, 1997) to December 31, 2006 - A-IFRS basis:

Date		Number of Shares	Issued Capital
	Balance, November 11, 1997 (Inception)	-	-

November 11, 1997	Issuance of shares to founders	20	20
	Balance, June 30, 1998	20	20

	Balance, June 30, 1999	20	20

December 23, 1999	297 for 1 share split	5,920	-
June 1, 2000	Issuance of shares in connection with private placement	960	960
July 1, 2000	5,000 for 1 share split	34,493,100	-
	Issuance of shares in connection with initial public offering, net of issue costs	16,000,000	7,470,863
	Issuance of shares in connection with exercise of options	5,000	2,500
	Balance, June 30, 2000	50,505,000	7,474,343

February 15, 2001	Issuance of shares in connection with private placements, net of issue costs	6,666,666	4,745,599
April 4, 2001	Non-cash issuance of shares to consultants	50,000	20,000
June 27, 2001	Non-cash issuance of shares to consultants	38,600	28,950
	Balance, June 30, 2001	57,260,266	12,268,892

February 4, 2002	Issuance of shares in connection with exercise of options	134,000	67,000
February 12, 2002	Issuance of shares in connection with exercise of options	2,000	1,000
February 22, 2002	Issuance of shares in connection with exercise of options	76,000	38,000
February 27, 2002	Issuance of shares in connection with exercise of options	40,000	20,000
March 6, 2002	Issuance of shares in connection with exercise of options	90,000	45,000
March 8, 2002	Non-cash issuance of shares to consultants	164,835	115,384
March 8, 2002	Non-cash issuance of shares to consultants	26,959	28,846
March 12, 2002	Issuance of shares in connection with exercise of options	82,690	41,346
March 12, 2002	Issuance of shares in connection with exercise of options	190,000	95,000
March 14, 2002	Issuance of shares in connection with exercise of options	10,000	5,000
March 20, 2002	Issuance of shares in connection with exercise of options	12,000	6,000
March 21, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
March 25, 2002	Issuance of shares in connection with exercise of options	3,000	1,500
April 9, 2002	Issuance of shares in connection with exercise of options	8,000	4,000
April 9, 2002	Issuance of shares in connection with exercise of options	24,500	12,250
April 10, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
May 10, 2002	Issuance of shares in connection with exercise of options	100,000	50,000

10. RECONCILIATION TO US GAAP (continued)

May 23, 2002	Issuance of shares in connection with exercise of options	180,000	90,000
June 16, 2002	Issuance of shares in connection with exercise of options	3,500	1,750
	Balance, June 30, 2002	58,612,750	12,993,468

August 7, 2002	Issuance of shares in connection with exercise of options	4,000	2,000
October 7, 2002	Issuance of shares in connection with exercise of options	13,274	6,637
July 13, 2002	Non-cash issuance of shares to consultants	13,550	27,371
September 18, 2002	Issuance of shares in connection with exercise of options	32,000	16,000
September 30, 2002	Issuance of shares in connection with exercise of options	25,000	12,500
October 15, 2002	Issuance of shares in connection with exercise of options	20,081	10,040
November 20, 2002	Issuance of shares in connection with exercise of options	113,000	56,500
November 22, 2002	Issuance of shares in connection with exercise of options	33,072	16,536
November 25, 2002	Issuance of shares in connection with exercise of options	7,000	3,500
December 4, 2002	Non-cash issuance of shares to consultants	15,318	26,653
December 12, 2002	Issuance of shares in connection with exercise of options	50,000	25,000
January 8, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
January 22, 2003	Issuance of shares in connection with exercise of options	2,620	1,310
January 30, 2003	Issuance of shares in connection with exercise of options	9,700	4,850
January 30, 2003	Non-cash issuance of shares to consultants	118,101	115,739
February 14, 2003	Issuance of shares in connection with exercise of options	499,403	249,702
February 20, 2003	Issuance of shares in connection with exercise of options	483,746	241,873
February 28, 2003	Issuance of shares in connection with exercise of options	2,530,483	1,265,242
March 5, 2003	Issuance of shares in connection with exercise of options	3,107,891	1,553,945
March 15, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
April 3, 2003	Issuance of shares in connection with exercise of options	421,314	210,657
	Underwriting costs		(144,000)
	Balance, June 30, 2003	66,187,303	16,733,023

August 11, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
August 13, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
August 27, 2003	Issuance of shares in connection with exercise of options	16,000	8,000
August 27, 2003	Non-cash issuance of shares to consultants	70,768	49,538
August 29, 2003	Issuance of shares in connection with exercise of options	34,000	17,000
September 16, 2003	Issue of shares in connection with private placements, net of costs	7,102,853	4,675,019
January 12, 2004	Non-cash issuance of shares to directors	249,999	120,000
January 12, 2004	Non-cash issuance of shares to consultants	67,955	43,491
February 20, 2004	Non-cash issuance of shares to consultants	155,502	85,526
April 8, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 15, 2004	Issuance of shares in connection with exercise of options	100,000	70,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 20, 2004	Issuance of shares in connection with exercise of options	300,000	150,000
April 22, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
May 10, 2004	Non-cash issuance of shares to consultants	825,000	684,750

10. RECONCILIATION TO US GAAP (continued)

June 1, 2004	Issuance of shares in connection with private placements, net of costs	40,000,000	17,520,098
	Expired options		8,000
	Balance, June 30, 2004	115,984,380	40,681,945

August 9, 2004	Non-cash issuance of shares for settlement of litigation	1,350,000	756,000
September 16, 2004	Non-cash issuance of shares to consultants	49,775	39,616
December 8, 2004	Issuance of shares in connection with exercise of options, net of costs	9,506,666	4,145,811
December 17, 2004	Non-cash issuance of shares to directors	249,999	118,703
February 21, 2005	Non-cash issuance of shares to consultants	178,440	96,822
	Balance, June 30, 2005	127,319,260	45,838,897

August 10, 2005	Issuance of shares in connection with exercise of options, net of issue costs	825,000	435,230
	Balance, June 30, 2006	128,144,260	46,274,127

August 30, 2006	Issuance of shares in connection with private placements, net of costs	250,000	41,805
October 13, 2006	Non-cash issuance of shares to employees	80,000	31,880
November 29, 2006	Issuance of shares in connection with private placements, net of costs	15,616,246	4,464,990
November 29, 2006	Issuance of options in connection with private placements, net of costs	-	905,742
December 1, 2006	Non-cash issuance of shares to employees	15,000	4,905
December 28, 2006	Issuance of shares in connection with private placements, net of costs	6,148,222	1,610,040
December 28, 2006	Issuance of options in connection with private placements, net of costs	-	356,597
December 31, 2006	Accrual for non-cash issuance of shares to a consultant	-	96,000
	Balance, December 31, 2006	150,253,728	53,786,086

Note 11: U.S. GAAP Condensed Financial Information

The following financial information is the unaudited U.S. GAAP condensed financial information of Prana for the half-years ended December 31, 2006 and 2005, for the year ended June 30, 2006 and as of December 31, 2006, June 30, 2006 and December 31, 2005.

Note 11: U.S. GAAP Condensed Financial Information continued

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars)
(unaudited)

	December 31, 2006	June 30, 2006	December 31, 2005

Current assets
Cash and cash equivalents	11,531,143	10,013,778	15,687,832
Trade and other receivables	149,568	194,161	231,650
Other current assets	215,555	110,832	157,546

Total current assets	11,896,266	10,318,771	16,077,028

Property and equipment, net	75,349	102,375	140,075

Total assets	11,971,615	10,421,146	16,217,103

Liabilities
Trade and other payables	1,033,592	1,538,358	1,069,530
Current provisions	127,328	76,672	55,620

Total current liabilities	1,160,920	1,615,030	1,125,150

Other financial liabilities	2,591,411	928,692	1,341,359
Non-current provisions	56,561	76,766	64,681

Total liabilities	3,808,892	2,620,488	2,531,190

Commitments and contingencies

Stockholders’ equity
Common stock		-	-
Additional paid-in capital	61,478,663	53,320,985	53,001,681
Accumulated deficit during the development stage	(53,315,940)	(45,520,327)	(39,315,768)

Total stockholders’ equity	8,162,723	7,800,658	13,685,913

Total liabilities and stockholders’ equity	11,971,615	10,421,146	16,217,103

Note 11: U.S. GAAP Condensed Financial Information continued

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)
(unaudited)

	Six months ended December 31, 2006	Twelve months ended June 30, 2006	Six months ended December 31, 2005

Other income:
Government grants	-	288,173	288,173
Other	-	90	90

Operating expenses:
Research and development	(2,854,430)	(8,083,208)	(3,880,765)
General and administrative	(3,134,230)	(4,909,841)	(2,186,525)
Foreign currency gain/(loss), net	(381,103)	223,454	243,019
Loss on fair value of financial liabilities	(1,662,719)	128,715	(283,952)
Total operating expenses	(8,032,482)	(12,640,880)	(6,108,223)

Loss from operations	(8,032,482)	(12,352,617)	(5,819,960)

Non-operating income:
Interest income	236,869	762,023	433,925

Loss before income tax expense	(7,795,613)	(11,590,594)	(5,386,035)

Income tax expense	-	-	-

Net loss	(7,795,613)	(11,590,594)	(5,386,035)

Loss per share (basis and diluted) (cents)	(5.94)	(9.05)	(4.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	131,180,788	128,053,601	127,963,932

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

BACKGROUND

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004.

Our financial statements appearing in this report are prepared in Australian dollars and in accordance with Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

OVERVIEW

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our proof of concept compound, PBT1, as a therapeutic for the treatment of Alzheimer’s disease. We commenced our planned phase II human clinical trial for PBT1 in August 2000. In 2004, we announced the results of our extended Phase II clinical trial of PBT1 and that we planned to pursue a Phase II/III study to examine the effect of PBT1 in moderate to severe Alzheimer’s disease patients in the second quarter of 2005. On April 11, 2005, we announced that we would not proceed with the Phase II/III study. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially alter the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to required levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our other lead candidate for the potential treatment of Alzheimer’s disease, PBT2. Unlike PBT1, PBT2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003. PBT2 is the result of rational drug design. It was built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from over 300 compounds that had been developed by us at such time on the basis of its significant effectiveness in both pre-clinical in vitro and in vivo testing. It was designed to have an improved safety and efficacy profile compared to PBT1. In February 2005, we were awarded a research and development START grant of A$1.35 million to take PBT2 through safety testing and Phase I clinical trials for Alzheimer’s disease. Formal preclinical toxicology testing for PBT2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2. Data from the study shows that PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased/decreased predictably and in a linear manner, both of which are desirable characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT2 passes into the brain more extensively than its predecessor, PBT1. On February 7, 2006 we announced the completion of the second Phase I safety clinical trial for PBT2. This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy, male and female volunteers completed in December 2005. Volunteers were dosed at a selected dose for seven days, the dose range was from 200mg to 800mg per day. Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in Alzheimer patients. In parallel to these clinical studies, chronic preclinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed by the third calendar quarter of 2006. On October 5, 2006 we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer disease in Sweden. On December 20, 2006 we announced that dosing had commenced in this Phase IIa clinical trial. This trial investigates a three month treatment with PBT2 at two different dose levels compared to placebo in 80 elderly male and female patients. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The trial is expected to report its findings in the fourth calendar quarter of 2007. On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we also announced key preclinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments.

HIGHLIGHTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

•
Successful completion of the second Phase I clinical trial for our lead compound, PBT2, under development as a therapy for Alzheimer’s disease. The safety, tolerability and pharmacokinetics of multiple doses of our PBT2 compound were tested in male and female volunteers aged 45 years and above. Results from the trial showed that PBT2 was well tolerated by the trial participants and has predictable pharmacokinetics suitable for further development.

•
Initiation of the first Phase II clinical trial for PBT2 in Alzheimer’s disease. The Phase IIa clinical study is being conducted in Sweden and investigates a three month treatment with PBT2 at two different dose levels compared to placebo in 80 elderly male and female patients with mild Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The trial is expected to report its findings in the fourth calendar quarter of 2007. Enrolment, screening and dosing was initiated in December 2006.

•
Prof. Bush announced the results of a study confirming that PBT2 can reduce the levels of soluble beta-amyloid protein in the brains of transgenic Alzheimer mice after only 24hours. The study, conducted by Prof Bush’s research group at the Mental Health Research Institute in Melbourne showed that as little as two doses of PBT2 could significantly reduce soluble beta-amyloid in the brains of Alzheimer model transgenic mice. These findings indicate that PBT2 has a rapid and potent mechanism of action in the brain.

•
Prof. Bush announced the results of a study confirming that PBT2 can enhance memory function after only five days of dosing and improve synaptic function in mouse models. The study, conducted by Prof Bush’s research group at the Mental Health Research Institute in Melbourne showed that after only five days of dosing with PBT2, significant improvement in spatial memory in transgenic mice could be achieved. The Morris Water Maze test, which was implemented by Prof. Bush during the study, involves remembering the location of a submerged platform, requiring the mouse to employ higher level learning and spatial memory skills. This was the first study with PBT2 that provided supporting evidence for the hypothesized link between the MPAC mechanism of action and the potential for cognitive improvement.

•
Professor Colin Masters, our company’s co-founding scientist, received multiple prestigious awards for his research in Alzheimer’s disease. Professor Masters was awarded a Lifetime Achievement Award at the 10th International Conference on Alzheimer’s Disease in July 2006, the Lennox K. Black International Prize for Excellence in Biomedical Research from the Thomas Jefferson University in October 2006 and the Grand Hamdan International Award for Medical Sciences in December 2006.

SIX MONTHS ENDED DECEMBER 31, 2006 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2005

Revenue

Revenue decreased to A$236,869 for the six months ended December 31, 2006 from A$433,925 for the six months ended December 31, 2005, a decrease of A$197,056 or 45.41%. The revenue in the six months ended December 31, 2006 and 2005 consisted of interest income. The decrease in revenues in the six months ended December 31, 2006 was attributable to a reduction in cash and cash equivalents from A$15,687,832 to A$11,531,143.

Other income

We had no other income in the six months ended December 31, 2006 compared to A$288,263 of other income for the six months ended December 31, 2005. Substantially all of our other income in the six months ended December 31, 2005 consisted of government grant income. The government grant was completed in December 2005.

Research and development expense

Research and development expense decreased to A$2,617,441 for the six months ended December 31, 2006 from A$3,579,329 for the six months ended December 31, 2005, a decrease of A$961,888 or 26.87%. The decrease in research and development expense is attributable to the termination of PBT1 trials in 2005 and reduced costs associated with the Phase I trial for PBT2 that was completed in the 2006 year. Additionally, expenses associated with drug discovery decreased in the six months ended December 31, 2006 as a result of a reduction in the number of chemists.

Personnel expense

Personnel expenses increased to A$2,178,272 for the six months ended December 31, 2006 from A$1,548,113 for the six months ended December 31, 2005, a increase of A$630,159 or 40.70%. The increase in personnel expense is primarily attributable to increased equity compensation in the form of options granted to directors and employees during the period.

Intellectual property expense

Intellectual property expenses decreased to A$236,989 for the six months ended December 31, 2006 from A$301,436 for the six months ended December 31, 2005, a decrease of A$64,447 or 21.38%. The decrease in intellectual property expenses is attributable to controlled spending and a reduction in the number of compounds produced in the period. This decrease was partially offset by increased expenses attributable to registrations of patents.

Audit fees

Audit fees increased to A$87,182 for the six months ended December 31, 2006 from A$36,394 for the six months ended December 31, 2005, an increase of A$50,788 or 139.55%, as a result of fees payable for 2005 that were billed in 2006.

Travel expenses

Travel expenses increased to A$157,951 for the six months ended December 31, 2006 from A$81,749 for the six months ended December 31, 2005, an increase of A$76,202 or 93.21%. The increase in travel expenses is primarily attributable to increased overseas business travel for directors, executives and consultants.

Marketing expenses

Marketing expenses increased to A$139,847 for the six months ended December 31, 2006 from A$94,294 for the six months ended December 31, 2005, an increase of A$45,553 or 48.31%. The increase in marketing expenses is primarily attributable to increased consultant fees as a result of increased market announcements.

Depreciation expense

Depreciation expense increased to A$30,226 for the six months ended December 31, 2006 from A$26,521 for the six months ended December 31, 2005, an increase of A$3,705 or 13.97%. The increase in depreciation expenses is primarily attributable to an increased rate of depreciation for leasehold improvements. This increase was offset in part by assets that were fully depreciated in the previous period.

Other expenses from ordinary activities

Other expenses from ordinary activities increased to A$540,752 for the six months ended December 31, 2006 from A$399,454 for the six months ended December 31, 2005, a increase of A$141,298 or 35.37%. The increase is primarily attributable to increased compliance consultant fees.

Foreign exchange gain/(loss)

For the six months ended December 31, 2006, we recognized a foreign exchange loss of A$381,103 compared to a foreign exchange gain of A$243,019 for the six months ended December 31, 2005, a decrease of A$624,122 or 256.82%. The change in foreign exchange gain/(loss) is attributable to significant movements in the U.S. dollar and Australian dollar exchange rates.

Loss on fair valuation of financial liabilities

For the six months ended December 31, 2006, we recognized a loss on fair valuation of financial liabilities of A$1,662,719 compared to a loss on fair valuation of financial liabilities of A$283,952 for the six months ended December 31, 2005, an increase of A$1,378,767 or 485.56%. The losses relate to the five-year warrants to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR that were issued in connection with our private placement of securities in the United States in April 2004. The increase in the loss on fair value of financial liabilities in the 2006 period is primarily as result of the movements in the price of our ADRs.

INFLATION AND SEASONALITY

Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

LIQUIDITY AND CAPITAL RESOURCES

We are a development stage company and have had no sales income to date, and as of December 31, 2006, our accumulated deficit totaled A$49,136,331. From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. Since inception we have raised a total of A$64,936,741, before associated costs.

Net cash used in operating activities increased to A$5,915,630 in the six months ended December 31, 2006 from A$5,730,746 in the six months ended December 31, 2005.

Net cash provided by financing activities increased to A$7,400,898 in the six months ended December 31, 2006 from A$2,020 in the six months ended December 31, 2005. During the period ended December 31, 2006 we raised $7,740,360, before costs in a private placement of our ordinary shares to professional investors in Australia and the United States.

We had A$11,531,143 of cash and cash equivalents at December 31, 2006, compared to A$10,013,778 at June 30, 2006 and A$15,687,832 at December 31, 2005.

Capital expenditures for the six months ended December 31, 2006 was approximately A$3,657. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan for at least 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to: the potential exercise of outstanding options, costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

CONDITIONS IN AUSTRALIA

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

RISK FACTORS

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chief Executive Officer

Date: March 28, 2007